Exhibit 4.1

Amendment to Each PIPE Warrant

Each PIPE Warrant is amended at the Amendment Effective Time to include Section 2(g) below. Section references and defined terms refer to the applicable warrant form. Other terms remain unchanged.

g) Exercise Price Floor. This Section becomes effective at the Amendment Effective Time. Notwithstanding anything to the contrary in this Warrant, from that time:

(i)	“Floor Price” means $0.266 per share of Common Stock. For any subdivision, combination (including a reverse stock split) or reclassification under Section 3(a) occurring after the Warrant Amendment Effective Time, the Floor Price shall be multiplied by a fraction: the number of shares of Common Stock outstanding immediately before the event (excluding treasury shares) divided by the number outstanding immediately after it. No other adjustment to the Floor Price is permitted.

(ii)	The Exercise Price under Section 2(b), after any adjustment, reset, reduction, repricing or other modification, shall never be less than the Floor Price then in effect. This applies to all provisions affecting the Exercise Price. If a calculation would produce a lower Exercise Price, the Floor Price applies instead. The stated initial Exercise Price remains unchanged.

(iii)	For all cashless exercises, including automatic exercise at expiration, formula input “B” is the floored Exercise Price and “X” reflects the amended Warrant Share count. Cash payment is not required for permitted cashless exercises. Calculations under Sections 3(c), 3(d) and 3(e), including assumed exercises, Alternate Consideration and any exercise-price input used for Black Scholes Value, must give effect to the floor. A successor or replacement instrument must preserve the floor on an economically equivalent basis reflecting the exchange ratio or allocation of Alternate Consideration. Language disregarding exercise limitations does not disregard this Section.

(iv)	Notwithstanding Section 3(f), the Floor Price shall not be rounded to the nearest cent. No market-price change, dilutive issuance or voluntary reduction under Section 3(h) reduces the Floor Price. This Section does not remove the existing Nasdaq Minimum Price qualification in Section 3 or authorize a reduction otherwise prohibited by this Warrant or Nasdaq rules. Stockholder approval under Section 2(f) or 3(i) does not remove the floor.

(v)	The Company shall promptly notify the Holder of an incorrect calculation and apply the compliant price and share count, subject to required payment. Timely delivery obligations remain for compliant exercises. Excess shares calculated below the floor are not due; their non-delivery creates no liability under Section 2(d) or 5(j). The floor creates no new compensating entitlement. Existing rights, including under Section 3(e), remain subject to the amended terms.

(vi)	This Section binds successors and permitted assigns and applies to substitute and replacement warrants. Notwithstanding Section 5(l), neither the Company nor the Holder may waive this Section. Any amendment reducing or eliminating its protections requires the approvals otherwise required by applicable law and the governing documents and, for so long as the Common Stock is listed on Nasdaq, Nasdaq’s prior written approval as well as the Company’s and the Holder’s written consent.

Except as expressly provided above, the Warrant remains unchanged.

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